     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 21
dated February 8, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
 Senior Fixed Rate Notes

Pricing Sheet – February 21, 2006

13.25% HITS due March 20, 2007
 Based on the Common Stock of SanDisk Corporation
High Income Trigger SecuritiesSM
 (“HITSSM”)

Offering Price	:	$10 per HITS

Aggregate Principal Amount	:	$18,000,000

Initial Share Price	:	$56.00

Trigger Level	:	75% of the Initial Share Price

Trigger Price	:	$42.00

Exchange Ratio	:	0.17857 shares of SanDisk Stock per HITS

Coupon Rate	:	13.25% per annum

Interest Payment Dates	:	June 20, 2006, September 20, 2006, December 20, 2006 and the Maturity Date

Determination Date	:	March 16, 2007

Pricing Date	:	February 21, 2006

Settlement Date	:	February 28, 2006

Listing	:	AMEX, subject to official notice of issuance

Ticker Symbol	:	SHM

CUSIP	:	61747Y345

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.20 per HITS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Pricing Supplement No. 21 dated February 8, 2006 Prospectus Supplement for HITS dated January 25, 2006 Prospectus dated January 25, 2006